UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1.8, 4.28, 4.29, 5.9 and 5.10, respectively, to the Registration Statement of Deutsche Bank Aktiengesellschaft on Form F-3, Registration No. 333-184193, as most recently amended on November 6, 2014.

Exhibit 1.8: Purchase Agreement relating to $1,500,000,000 4.50% Fixed Rate Subordinated Tier 2 Notes due 2025 of Deutsche Bank Aktiengesellschaft, dated as of March 27, 2015, among Deutsche Bank Aktiengesellschaft, Deutsche Bank Securities Inc. and the other managers named therein.

Exhibit 4.28: Second Supplemental Subordinated Indenture, dated as of April 1, 2015, among Deutsche Bank Aktiengesellschaft, as Issuer, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.29: Form of 4.50% Fixed Rate Subordinated Tier 2 Note due 2025 of Deutsche Bank Aktiengesellschaft (included in Exhibit 4.28).

Exhibit 5.9: Opinion of Cleary Gottlieb Steen and Hamilton LLP.

Exhibit 5.10: Opinion of Group Legal Services of Deutsche Bank Aktiengesellschaft.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: April 1, 2015

	By:	/s/ David Petrie
	Name:	David Petrie
	Title:	Director

	By:	/s/ Sean Rahavy
	Name:	Sean Rahavy
	Title:	Vice President

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